UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 8, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Fuwei Films (Holdings) Co., Ltd.

File No. 001-33176 - CF#26851

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Fuwei Films (Holdings) Co., Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from an Exhibit to a Form 6-K filed on May 10, 2011.

Based on representations by Fuwei Films (Holdings) Co., Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.1 through March 30, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig E. Slivka
Special Counsel